Exhibit 99.1

SuperX Appoints Former Intel GM Ken Lau as Chief Strategy Officer and Executive Director to Strengthen Global Supply Chain

Leveraging Ken’s 26 years of core leadership at Intel and Strategic Taiwan ecosystem alliances, SuperX is set to accelerate its deployment and ecosystem expansion.

SINGAPORE, November 24, 2025 — SuperX AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) today announced the appointment of Mr. Ken Lau as the Company’s Chief Strategy Officer (CSO) and Executive Director of the Board, concurrently serving as Chief Executive Officer (CEO) of its Singapore subsidiary, SuperX Industries Pte. Ltd. (“SuperX Industries”). The appointment will take effect on December 1, 2025.

A veteran leader with three decades of deep experience in the semiconductor and server sectors, Ken’s appointment marks a decisive step for SuperX in building a resilient, high-efficiency global supply chain. He will spearhead the Company’s long-term strategic planning and directly lead operations at SuperX Industries. His primary mandate is to deepen partnerships with top-tier ODMs, OEMs, and ecosystem partners in Taiwan and Asia Pacific, thereby accelerating the mass production and delivery of SuperX’s modular AI data center solutions.

A Vital Link Bridging Silicon Valley Innovation and Taiwan Manufacturing

Ken is a U.S. citizen with a distinguished career spanning 26 years at Intel Corporation from 1997 to 2023. He was long stationed in Taiwan, serving in core functions such as General Manager of Intel Taiwan and Managing Director of Technical Sales for the Asia-Pacific region, where he helped connect top-tier U.S. chip technology with Taiwan’s advanced manufacturing capabilities.

Deep Intel Heritage and Server Ecosystem Expertise

During his tenure at Intel, Mr. Lau oversaw a workforce of over 1,500 professionals in his position as General Manager of Intel Taiwan and led the strategic migration of Intel’s server Reference Design development from the U.S. to Taiwan. He pioneered the establishment of the Asia-Pacific data center engineering and customer support infrastructure, assembling a multidisciplinary team covering product management, hardware, firmware, BIOS, thermal, power, and marketing.

This strategic initiative optimized cost structures and system integration efficiency while expanding the design adoption of single and dual-socket Xeon™ processors. Under his leadership, Intel achieved a 97% customer satisfaction rate His efforts enhanced system integration efficiency and cost competitiveness, fostering deep collaborations with ODM giants on Rack-scale server development. He previously led the Chromebook engineering product line, establishing synergistic partnerships with OEMs and major cloud service providers to establish x86-based Chromebooks as advanced cloud client systems. Furthermore, Mr. Lau possesses a forward-looking strategic vision for next-generation AI inference products and Large Language Model (LLM) deployment.

Strategic Access to the Taiwan Supply Chain

With over two decades of on-ground experience in Taiwan, Ken has cultivated profound trust and cooperative relationships with server/datacenter ODMs, chip IP partners, software vendors, and government agencies. As Taiwan seeks to be a global hub for AI server production, Ken’s leadership would be key to enabling SuperX to ship best-in-class AI DataCenter Systems while partnering with key strategic ODMs integrating the complete industrial value chain—from silicon to racks to full-scale AI factories.

Entrepreneurial and Transformational Leadership

Prior to joining SuperX, from 2023 to 2025, Mr. Lau served as CEO of an AI ASIC (Application Specific IC) chip startup. This was where he garnered his deep experience in AI compute, Gen AI transformer model, technology commercialization, as well as knowledge of the equity and capital market.

Dr. Chenhong Huang, Incoming Chairman and CEO of SuperX, commented: “I am thrilled to welcome Ken to the SuperX Board and executive team. In the race for AI infrastructure dominance, supply chain integration is the decisive competitive advantage. Ken is not just a technology and market expert; he is a deeply embedded industry insider within the Taiwan ecosystem. His tenure at Intel Corporation further strengthens the compliance and robustness of our global operations. With Ken at the helm of SuperX Industries, we expect to significantly strengthen our position in the ecosystem and accelerate the delivery of our modular AI factories.”

Ken Lau, Incoming CSO and Executive Director, stated: “The insatiable demand for compute power in the AI era is reshaping the global hardware supply chain. SuperX possesses an exciting, full-stack technology vision, and I am honored to join at this inflection point. I look forward to leveraging the industry experience and network resources I have built over the past thirty years to help SuperX bridge the world’s best technology with premier manufacturing resources, delivering AI infrastructure products that offer ultimate performance and cost competitiveness.”

About Mr. Ken Lau

Mr. Ken Lau is a seasoned technology executive with 30 years of industry experience. He previously served as CEO of AI ASIC chip company Neuchips from 2023 to 2025. Prior to that, from 1997 to 2023, he spent 26 years at Intel Corporation, serving in roles including General Manager of Intel Chrome Client Platform and Customer Engineering, and Managing Director of Technical Sales for the Asia-Pacific region. He successfully led the establishment and strategic transformation of multiple multinational engineering teams and made significant contributions to the development of the Taiwan server ecosystem. Mr. Lau holds a Master’s degree in Mechanical Engineering from The Ohio State University and a Bachelor’s degree in Materials Science and Engineering from the University of Michigan, Ann Arbor. He currently sits on the board of Kerry TJ Logistics (TWSE: 2609) and is a U.S. citizen.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact Information

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